EXHIBIT 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 4, 2013, with respect to the combined financial statements of HHI Group (representing the combined operations of the Stanley National Hardware business, the Black & Decker Hardware and Home Improvement business, and the Tong Lung Metal Industry Co. business, which are all comprised of majority owned subsidiaries of Stanley Black & Decker Inc.) (the “Company”) as of and for the nine-month period ended September 29, 2012, and as of and for each of the two fiscal years in the period ended December 31, 2011 included in the Registration Statement and related Prospectus of Spectrum Brands Holdings, Inc. for the Exchange Offer for $520,000,000 6.375% Senior Notes due 2020 and Related Guarantees and $570,000,000 6.625% Senior Notes due 2022 and Related Guarantees.

/s/ Ernst & Young LLP

Hartford, Connecticut

November 26, 2013